UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

(Amendment No. 70)*

Valhi, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

918905 10 0
(CUSIP Number)

Steven L. Watson
Three Lincoln Centre
Suite 1700
5430 LBJ Freeway
Dallas, Texas   75240-2694
(972) 233-1700
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 5, 2008
(Date of Event which requires Filing
of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. 918905 10 0

1	NAMES OF REPORTING PERSONS AND I.R.S. IDENTIFICATION NOS. OF SUCH PERSONS (ENTITIES ONLY) Valhi Holding Company
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 106,393,106
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 106,393,106
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 106,393,106
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 93.6%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No.  918905 10 0

1	NAMES OF REPORTING PERSONS AND I.R.S. IDENTIFICATION NOS. OF SUCH PERSONS (ENTITIES ONLY) Dixie Rice Agricultural Corporation, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) Not applicable
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Louisiana
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 106,393,106
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 106,393,106
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 106,393,106
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 93.6%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No.  918905 10 0

1	NAMES OF REPORTING PERSONS AND I.R.S. IDENTIFICATION NOS. OF SUCH PERSONS (ENTITIES ONLY) Contran Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 106,393,106
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 106,393,106
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 106,393,106
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 93.6%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No.  918905 10 0

1	NAMES OF REPORTING PERSONS AND I.R.S. IDENTIFICATION NOS. OF SUCH PERSONS (ENTITIES ONLY) Harold C. Simmons
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF and OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 53,083
	8	SHARED VOTING POWER 107,749,506
	9	SOLE DISPOSITIVE POWER 53,083
	10	SHARED DISPOSITIVE POWER 107,749,506
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 53,083
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

AMENDMENT NO. 70
TO SCHEDULE 13D

This amended statement on Schedule 13D (this “Statement”) relates to the common stock, par value $0.01 per share (the “Shares”), of Valhi, Inc., a Delaware corporation (the “Company”).  Items 2, 3, 4, 5, 6 and 7 of this Statement are hereby amended as set forth below.  The Reporting Persons (as defined below) are filing this amendment as a result of the purchases of Shares, which purchases have increased the percentage of outstanding Shares the Reporting Persons own in the aggregate by more than one percent on November 5, 2008.

Item 2.	Identity and Background.

Item 2 is amended as follows.

(a)           This Statement is filed:

•	by Valhi Holding Company, (“VHC”) as a direct holder of Shares;

•	by virtue of the direct and indirect ownership of securities of VHC, by Dixie Rice Agricultural Corporation, Inc. (“Dixie Rice”) and Contran Corporation (“Contran”); and

•	by virtue of positions he holds with Contran and certain of the other entities (as reported on this Statement), by Harold C. Simmons (collectively, the “Reporting Persons”).

By signing this Statement, each Reporting Person agrees that this Statement is filed on its or his behalf.

VHC, TIMET Finance Management Company (“TFMC”), the Harold Simmons Foundation, Inc. (the “Foundation”), Harold C. Simmons’ wife, The Combined Master Retirement Trust (the “CMRT”), Harold C. Simmons and The Annette Simmons Grandchildren’s Trust (the “Grandchildren’s Trust”) are the direct holders of approximately 92.5%, 1.1%. 0.9%, 0.2%, 0.1% less than 0.1% and less than 0.1%, respectively, of the 113,681,778 Shares outstanding as of November 19, 2008 according to information furnished by the Company (the “Outstanding Shares”).  VHC may be deemed to control the Company.  Annette C. Simmons is the wife of Harold C. Simmons.

Titanium Metals Corporation (“TIMET”) is the direct holder 100% of the outstanding common stock of TFMC and may be deemed to control TFMC.  VHC, Annette C. Simmons, the CMRT, Harold C. Simmons, NL Industries, Inc. (“NL”), the Company, the Foundation and the Grandchildren’s Trust are the holders of 26.6%, 12.1%, 8.5%, 4.0%, 0.8%, 0.5%, 0.2% and less than 0.1%, respectively, of the outstanding shares of common stock of TIMET.  NL’s percentage ownership of TIMET common stock includes 0.3% directly held by a subsidiary of NL.  Together, VHC, Annette C. Simmons, the CMRT, Harold C. Simmons, NL and the Company may be deemed to control TIMET.  The Company and TFMC are the direct holders of 83.1% and 0.5%, respectively, of the outstanding shares of common stock of NL.  The Company may be deemed to control NL.

Dixie Rice is the direct holder of 100% of the outstanding shares of common stock of VHC and may be deemed to control VHC.  Contran is the holder of 100% of the outstanding shares of common stock of Dixie Rice and may be deemed to control Dixie Rice.

Substantially all of Contran’s outstanding voting stock is held by trusts established for the benefit of certain children and grandchildren of Harold C. Simmons (the “Trusts”), of which Mr. Simmons is the sole trustee, or held by Mr. Simmons or persons or other entities related to Mr. Simmons.  As sole trustee of the Trusts, Mr. Simmons has the power to vote and direct the disposition of the shares of Contran stock held by the Trusts.  Mr. Simmons, however, disclaims beneficial ownership of any shares of Contran stock that the Trusts hold.

The Foundation directly holds approximately 0.9% of the Outstanding Shares and 0.2% of the outstanding shares of TIMET common stock.  The Foundation is a tax-exempt foundation organized for charitable purposes.  Harold C. Simmons is the chairman of the board of the Foundation and may be deemed to control the Foundation.

The CMRT directly holds approximately 0.1% of the Outstanding Shares and 8.5% of the outstanding shares of TIMET common stock.  Contran sponsors the CMRT to permit the collective investment by master trusts that maintain the assets of certain employee benefit plans Contran and related companies adopt.  Mr. Simmons is the sole trustee of the CMRT and a member of the investment committee for the CMRT.  Mr. Simmons is a participant in one or more of the employee benefit plans that invest through the CMRT.

Mr. Simmons is chairman of the board of the Company, TIMET, VHC, Dixie Rice and Contran and chairman of the board and chief executive officer of NL.

By virtue of the holding of the offices, the stock ownership and his service as trustee, all as described above, (a) Mr. Simmons may be deemed to control such entities and (b) Mr. Simmons and certain of such entities may be deemed to possess indirect beneficial ownership of the Shares directly held by certain of such other entities.  However, Mr. Simmons disclaims beneficial ownership of the Shares beneficially owned, directly or indirectly, by any of such entities, except to the extent of his vested beneficial interest, if any, in the Shares held by the CMRT.

Annette C. Simmons is the direct owner of 200,900 Shares, 21,825,875 shares of TIMET common stock and 269,775 shares of NL common stock.  Mr. Simmons may be deemed to share indirect beneficial ownership of such shares.  Mr. Simmons disclaims beneficial ownership of all securities that his wife holds directly.

The Grandchildren’s Trust, of which Harold C. Simmons and his wife are co-trustees and the beneficiaries of which are the grandchildren of his wife, is the direct holder of 34,000 Shares and 17,432 shares of TIMET common stock.  Mr. Simmons, as co-trustee of the Grandchildren’s Trust, has the power to vote and direct the disposition of the Shares the Grandchildren’s Trust directly holds.  Mr. Simmons disclaims beneficial ownership of any Shares that the Grandchildren’s Trust holds.

Harold C. Simmons directly holds 53,083 shares, 7,295,239 shares of TIMET common stock and 880,600 shares of NL common stock.

As already stated, the Company is the direct holder of approximately 83.1% of the outstanding shares of NL common stock and may be deemed to control NL.  NL and a subsidiary of NL directly own 3,522,967 Shares and 1,186,200 Shares, respectively.  Pursuant to Delaware law, the Company treats the Shares that NL and its subsidiary own as treasury stock for voting purposes and for the purposes of this Statement are not deemed outstanding.

Certain information concerning the directors and executive officers of the Reporting Persons, including offices held by Mr. Simmons, is set forth on Schedule B attached hereto and incorporated herein by reference.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 is amended as follows.

The total amount of funds required by Harold C. Simmons to acquire the Shares reported in Item 5(c) was $608,560.61 (including commissions).  Such funds were provided by his personal funds.

The total amount of funds required by Annette Simmons to acquire the Shares reported in Item 5(c) was $1,203,564.00 (including commissions).  Such funds were provided by her personal funds.

The Reporting Persons understand that the funds required by each person named in Schedule B to this Statement to acquire the Shares set forth on Schedule C to this Statement were from such person’s personal funds.

Item 4.	Purpose of Transaction

Item 4 is amended as follows.

Harold C. Simmons purchased the Shares reported as purchased by him in Item 5(c) in order to increase his equity interest in the Company.

Annette C. Simmons purchased the Shares reported as purchased by her in Item 5(c) in order to increase her equity interest in the Company.

Depending upon their evaluation of the Company’s business and prospects, and upon future developments (including, but not limited to, performance of the Shares in the market, availability of funds, alternative uses of funds, the Reporting Persons’ tax planning objectives and stock market and general economic conditions), any of the Reporting Persons or other entities or persons that may be deemed to be affiliated with Contran may from time to time purchase Shares, and any of the Reporting Persons or other entities or persons that may be deemed to be affiliated with Contran may from time to time dispose of all or a portion of the Shares held by such entity or person, or cease buying or selling Shares.  Any such additional purchases or sales of the Shares may be in open market or privately negotiated transactions or otherwise.

As described under Item 2, Harold C. Simmons, through Contran, may be deemed to control the Company.

The Reporting Persons understand that prior purchases of Shares by each of the persons named in Schedule B to this Statement (other than Harold C. Simmons) were made for the purpose of each such person’s personal investment.

Certain of the persons named in Schedule B to this Statement, namely Robert D. Graham, J. Mark Hollingsworth, William J. Lindquist, A. Andrew R. Louis, Kelly D. Luttmer, Bobby D. O’Brien, Glenn R. Simmons, Harold C. Simmons, John A. St. Wrba, Gregory M. Swalwell and Steven L. Watson are directors or officers of the Company and may acquire Shares from time to time pursuant to benefit plans that the Company sponsors or other compensation arrangements with the Company.

Except as described in this Item 4, none of the Reporting Persons nor, to the best knowledge of such persons, any other person named in Schedule B to the this Statement has formulated any plans or proposals that relate to or would result in any matter required to be disclosed in response to paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

Item 5 is amended as follows.

(a)           The following entities or persons directly hold the following Shares:

Reporting Persons	Shares Directly Held

VHC	105,140,163
TFMC	1,252,943
The Foundation	1,006,500
Annette C. Simmons	200,900
CMRT	115,000
Harold C. Simmons	53,083
The Annette Simmons Grandchildren’s Trust	34,000
Total	107,802,589

By virtue of the relationships described under Item 2 of this Statement:

(1)           VHC, Dixie Rice and Contran may each be deemed be the beneficial owner of the 106,393,106 Shares (approximately 93.6% of the Outstanding Shares) that VHC and TMFC directly hold; and

(2)           Harold C. Simmons may be deemed to be the beneficial owner of the 107,802,589 Shares (approximately 94.8% of the Outstanding Shares) that VHC, TFMC, the Foundation, Annette C. Simmons, the CMRT, he and the Grandchildren’s Trust directly hold.

Except for the 53,083 Shares that he holds directly and to the extent of his vested beneficial interest, if any, in the Shares directly held by the CMRT, Mr. Simmons disclaims beneficial ownership of all Shares.

(b)           By virtue of the relationships described in Item 2:

(1)           VHC, Dixie Rice and Contran may each be deemed to share the power to vote and direct the disposition of the 106,393,106 Shares (approximately 93.6% of the Outstanding Shares) that VHC and TMFC directly hold;

(2)           Harold C. Simmons may be deemed to share the power to vote and direct the disposition of the 107,749,506 Shares (approximately 94.8% of the Outstanding Shares) that VHC, TFMC, the Foundation, Annette C. Simmons, the CMRT and the Grandchildren’s Trust directly hold; and

(3)           Harold C. Simmons may be deemed to have sole power to vote and direct the disposition of the 53,083 Shares that he directly holds.

The Reporting Persons understand, based on ownership filings with the U.S. Securities and Exchange Commission or upon information provided by the persons listed on Schedule B to this Statement, that such persons may be deemed to own personally and beneficially the Shares as indicated on Schedule C to this Statement.

(c)           The table below sets forth transactions in the Shares by the Reporting Persons since September 6, 2008, which is 60 days prior to the November 5, 2008 event date that requires the filing of this Amendment No. 70 to this Statement.  Harold C. Simmons and Annette C. Simmons were the only Reporting Persons to have transactions in the Shares during such period.  They executed all of such transactions, which were all purchases of Shares, on the New York Stock Exchange.

Date	Purchaser	Number of Shares	Approximate Price Per Share ($) (exclusive of commissions)

09/29/08	Harold C. Simmons	700	$16.7800
09/29/08	Harold C. Simmons	300	$16.7656
10/09/08	Annette C. Simmons	1,200	$11.4900
10/09/08	Annette C. Simmons	400	$11.8400
10/09/08	Annette C. Simmons	1,500	$11.5000
10/09/08	Annette C. Simmons	500	$11.9800
10/09/08	Annette C. Simmons	96,400	$12.0000
10/30/08	Harold C. Simmons	100	$8.1900
10/30/08	Harold C. Simmons	500	$8.2000
10/30/08	Harold C. Simmons	4,100	$8.5800
10/31/08	Harold C. Simmons	500	$11.0000
11/03/08	Harold C. Simmons	5,000	$13.7500
11/04/08	Harold C. Simmons	3,400	$14.0000
11/05/08	Harold C. Simmons	4,100	$14.0000
11/05/08	Harold C. Simmons	100	$13.9800
11/05/08	Harold C. Simmons	600	$13.9700
11/05/08	Harold C. Simmons	100	$13.9882
11/05/08	Harold C. Simmons	100	$13.9900
11/05/08	Harold C. Simmons	5,000	$13.2500
11/07/08	Harold C. Simmons	5,000	$12.5000
11/07/08	Harold C. Simmons	5,000	$12.2500
11/12/08	Harold C. Simmons	5,000	$11.0000
11/17/08	Harold C. Simmons	100	$11.2500
11/19/08	Harold C. Simmons	5,000	$11.2500
11/19/08	Harold C. Simmons	5,000	$11.0000

(d)           Each of VHC, TFMC, the Foundation, Annette C. Simmons, the CMRT, Harold C. Simmons and the Grandchildren’s Trust has the right to receive and the power to direct the receipt of dividends from, and proceeds from the sale of, the Shares directly held by such entity or person.

(e)           Dixie Holding Company ceased to be a reporting person under this Statement upon its dissolution on September 28, 2007.  Valhi Group, Inc., National City Lines, Inc. and NOA, Inc. ceased to be reporting persons under this Statement upon their dissolutions effective December 31, 2007.  Southwest Louisiana Land LLC, as the successor to Southwest Louisiana Land Company, Inc., a Louisiana corporation, ceased to be a reporting person under this Statement when Southwest Louisiana Land LLC ceased to own, directly or indirectly, shares of VHC common stock effective December 31, 2007.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is amended and restated as follows.

Effective August 25, 2005 pursuant to a pledge agreement between Contran and VHC, VHC pledged to a deferred compensation trust an aggregate of 120,000 Shares to secure Contran’s obligations under a deferred compensation agreement for the benefit of Glenn R. Simmons.  Pursuant to the pledge agreement, Contran agreed to:

(i)           pay VHC quarterly a fee equal to 0.125% of the value of the Shares pledged under the agreement; and

(ii)           indemnify VHC against any loss or incremental cost resulting from the pledge of the Shares to the trust under the pledge agreement or any transfer of the Shares to the trust resulting from an obligation of Contran to pay Glenn R. Simmons amounts under the related deferred compensation agreement.

Prior to any transfer of any Shares to the trust resulting from such obligations, VHC retains all rights to vote and receive dividends on the pledged Shares.

On July 30, 2008, VHC entered into an amended and restated pledge agreement with Contran (the “New Contran Amended and Restated Deferred Compensation Trust Pledge Agreement”) that amended, restated and consolidated, among other agreements, the Amended, Restated and Consolidated Pledge Agreement dated January 1, 2007 between Contran and VHC whereby VHC had pledged 6.8 million Shares to the Contran Amended and Restated Deferred Compensation Trust effective January 1, 2006 between Contran and a former trustee (the “CDCT”).  As a result of the entry into the New Contran Amended and Restated Deferred Compensation Trust Pledge Agreement, Contran caused the CDCT to release the 6.8 million Shares that VHC had pledged to it.

On July 31, 2008, Contran entered into a new revolving credit facility with U.S. Bank National Association (“U.S. Bank”) and other lenders (the “New Contran Credit Facility”).  The New Contran Credit Facility replaced a prior $25.0 million revolving credit facility with U.S. Bank to which Contran and VHC were parties (the “Old Contran Credit Facility”). As a result of entering into the New Contran Credit Facility, U.S. Bank released the 7.0 million Shares that VHC had pledged under the Old Contran Credit Facility.

Item 7.	Material to be Filed as Exhibits.

Item 7 is amended and restated as follows.

Exhibit 1
Pledge Agreement dated as of August 25, 2005 between Contran Corporation and Valhi Holding Company for the benefit of the Contran Deferred Compensation Trust No. 3 (incorporated by reference to Exhibit 16 to Amendment No. 68 to this Schedule 13D).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date:  November 19, 2008

/s/ Harold C. Simmons
Harold C. Simmons
Signing in his individual capacity only.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date:  November 19, 2008

/s/ Steven L. Watson
Steven L. Watson
Signing in the capacities listed on Schedule A attached hereto and incorporated herein by reference.

SCHEDULE A

Steven L. Watson, as President or Executive Vice President of each of:

CONTRAN CORPORATION
DIXIE RICE AGRICULTURAL CORPORATION, INC.
VALHI HOLDING COMPANY

SCHEDULE B

The names of the directors and executive officers of Contran Corporation (“Contran”), Dixie Rice Agricultural Corporation, Inc. (“Dixie Rice”), and Valhi Holding Company (“VHC”) and their present principal occupations are set forth below.  Except as otherwise indicated, the business address of each such person is 5430 LBJ Freeway, Suite 1700, Dallas, Texas 75240.

Name	Present Principal Occupation

L. Andrew Fleck	Vice president of Dixie Rice and vice president-real estate of Contran.

Robert D. Graham
Vice president of Valhi, Inc. (the “Company”), Contran, Dixie Rice and VHC; executive vice president of Titanium Metals Corporation, a publicly held sister corporation of the Company (“TIMET”); and vice president and general counsel of Kronos Worldwide, Inc. (“Kronos Worldwide”) and NL Industries, Inc. (“NL”), both publicly held subsidiaries of the Company.

J. Mark Hollingsworth
Vice president and general counsel of the Company, Contran, Dixie Rice and VHC; general counsel of CompX International Inc., a publicly held subsidiary of the Company (“CompX”); trust counsel of The Combined Master Retirement Trust, a trust Contran sponsors that permits the collective investment by master trusts that maintain the assets of certain employee benefit plans Contran and related companies adopt (the “CMRT”); and acting general counsel of Keystone Consolidated Industries, Inc., a publicly held subsidiary of Contran (“Keystone”).

William J. Lindquist	Senior vice president of the Company and Dixie Rice; director and senior vice president of Contran and VHC; and chief executive officer of Waste Control Specialists LLC, a subsidiary of the Company.

A. Andrew R. Louis	Secretary of the Company, CompX, Contran, Dixie Rice, Kronos Worldwide, NL and VHC.

Kelly D. Luttmer	Vice president and tax director of the Company, CompX, Contran, Dixie Rice, Kronos Worldwide, NL, TIMET and VHC.

Andrew McCollam, Jr. (1)	Director of Dixie Rice; and a private investor.

Bobby D. O’Brien	Vice president and chief financial officer of the Company, Contran and Dixie Rice; vice president, chief financial officer and director of VHC; president of TIMET.

Glenn R. Simmons	Vice chairman of the board of the Company, Contran, Dixie Rice and VHC; chairman of the board of CompX and Keystone; and a director of Kronos Worldwide, NL and TIMET.

Harold C. Simmons
Chairman of the board of the Company, Contran, Dixie Rice, TIMET and VHC; chairman of the board and chief executive officer of Kronos Worldwide and NL; and trustee and member of the investment committee of the CMRT.

Richard A. Smith (2)	Vice president of Dixie Rice.

John A. St. Wrba	Vice president and treasurer of the Company, Contran, Dixie Rice, Kronos Worldwide, NL, TIMET and VHC.

Gregory M. Swalwell	Vice president and controller of the Company, Contran and VHC; vice president, finance and chief financial officer of Kronos Worldwide and NL; vice president of Dixie Rice and TIMET.

Steven L. Watson
President and chief executive officer of the Company; director and president of Contran, Dixie Rice, and VHC; vice chairman of the board of Kronos Worldwide; vice chairman of the board and chief executive officer of TIMET; and a director of CompX, Keystone and NL.

(1)	The principal business address for Mr. McCollam is 402 Canal Street, Houma, Louisiana 70360.

(2)	The principal business address for Mr. Smith is 600 Pasquiere Street, Gueydan, Louisiana 70542-0010.

SCHEDULE C

Based upon ownership filings with the U.S. Securities and Exchange Commission or upon information provided by the persons listed on Schedule B to this Statement, such persons may be deemed to own personally and beneficially Shares, as outlined below:

	Shares	Options
Name	Held	Held (1)	Total

L. Andrew Fleck	-0-	-0-	-0-

Robert D. Graham	-0-	-0-	-0-

J. Mark Hollingsworth	-0-	55,000	55,000

William J. Lindquist	-0-	30,000	30,000

A. Andrew R. Louis	-0-	45,000	45,000

Kelly D. Luttmer	-0-	45,000	45,000

Andrew McCollam, Jr.	550	-0-	550

Bobby D. O’Brien	-0-	30,000	30,000

Glenn R. Simmons (2)	9,952	-0-	9,952

Harold C. Simmons (3)	287,983	-0-	287,983

Richard A. Smith	333	-0-	333

John A. St. Wrba	-0-	-0-	-0-

Gregory M. Swalwell	1,166	55,000	56,166

Steven L. Watson	28,246	-0-	28,246

(1)	Represents Shares issuable pursuant to the exercise within 60 days of the execution date of this Statement of stock options.
(2)	Includes 1,900 Shares held by Glenn R. Simmons’ wife. Mr. Simmons’ disclaims beneficial ownership of all Shares held by his wife.
(3)
Includes 200,900 and 34,000 Shares directly held, respectively, by Harold C. Simmons’ wife and a trust of which Harold C. Simmons and his wife are co-trustees and the beneficiaries of which are the grandchildren of his wife.  Mr. Harold C. Simmons also may be deemed to possess indirect beneficial ownership of the other Shares set forth in Item 5(a) of this Statement, held by other Reporting Persons.  Mr. Simmons disclaims beneficial ownership of all Shares except for the 53,083 Shares that he holds directly and to the extent of his vested beneficial interest, if any, in Shares directly held by the CMRT.